UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2019 (Report No. 3)

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7414001 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): _____

CONTENTS

On December 21, 2018, Foresight Autonomous Holdings Ltd. (the “Company”) filed a report on Form 6-K with the U.S. Securities and Exchange Commission to report that the Company would convene an Extraordinary General Meeting of Shareholders on January 28, 2019 (the “Meeting”). Attached to such report was a notice of meeting and proxy statement (the “Proxy Statement”). Following such report, Entropy Financial Research Services Ltd., a proxy advisory company that provides opinions to Israeli institutional investors on the manner of voting in general meetings, approached the Company with certain comments to the Proxy Statement. Accordingly, the Company wishes to clarify several issues regarding the Proxy Statement and the Meeting, as follows:

1.	In regard to Proposal No. 1 on the agenda (approval of the Amended and Restated Compensation Policy for Company’s officers) - The maximum aggregate dilution for all of the options awarded to the Company’s officers and employees shall not exceed 15% of the Company’s outstanding share capital on a fully diluted basis.

2.	In regard to Proposal No. 2 on the agenda (approval of an extension of Mr. Haim Siboni’s engagement as the Company Chief Executive Officer) - In his capacity as an officer of the Company, Mr. Siboni shall be entitled to the same insurance, indemnification and exculpation arrangements, as currently in effect for the Company’s other officers. Notwithstanding the current letter of exculpation the Company customary grants to its directors and officers, the Company will not exculpate Mr. Siboni with regard to a decision and/or a transaction that the Company’s controlling shareholder and/or any office holder of the Company has personal interest in. In addition, at its next general meeting of shareholders, the Company will act, subject to the approvals required by law, to amend its customary letter of exculpation and articles of association, in order to apply such restriction to the exculpation letters granted, or to be granted, to all of its other directors and officers.

3.	In regard to Proposal No. 3 on the agenda (approval of Mrs. Sivan Siboni Scherf’s terms of office as the Company’s VP Human Resources) - Notwithstanding the current letter of exculpation the Company customary grants to its directors and officers, the Company will not exculpate Mrs. Siboni Scherf with regard to a decision and/or a transaction that the Company’s controlling shareholder and/or any office holder of the Company has a personal interest in. In addition, at its next general meeting of shareholders, the Company will act, subject to the approvals required by law, to amend its customary letter of exculpation and articles of association, in order to apply such restriction to the exculpation letters granted, or to be granted, to all of its other directors and officers.

4.	In regard to Proposal No. 4 on the agenda (approval of a development services agreement between the Company and Magna B.S.P Ltd. (“Magna”), the Company’s controlling shareholder):

a.	The aggregate monthly consideration payable to Magna under the New Development Agreement (as defined in the Proxy Statement) shall not exceed NIS 235,000 plus VAT (with no profit margin), instead of the monthly cap of NIS 200,000 plus VAT under the Current Development Agreement (as defined in the Proxy Statement). The increase in the monthly cap is due to a growth in the scope of employment of Magna’s employees that provide services to the Company (the “Services”) (from an expected average of 50% of the work time devoted by an employee to rendering the Services under the Current Development Agreement to an expected average of 75% of the work time devoted by an employee to rendering the Services under the New Development Agreement);

b.	The Services are provided by Magna ‘at cost’, with no other supplements (other than the actual overhead costs borne by Magna);

c.	The consideration under the Current Development Agreement as well as the New Development Agreement is audited by the Company’s independent internal auditor on a quarterly basis, and whose audit report is presented to, and reviewed by, the Company’s Audit and Compensation Committee and the Board of Directors each quarter;

d.	Each monthly payment under the Current Development Agreement as well as the New Development Agreement is monitored and approved by the Company’s finance department and is calculated according to the Services actually provided by Magna in such month;

e.	The Company is dependent on the continuation of such services by Magna and its employees, as the developer of the Company’s core technology. Magna has the unique knowledge, capabilities and expertise in the field in which the Company operates, and replacing Magna and its employees would require a long process of recruitment and training by the Company of respective employees. Accordingly, in the event Magna’s engagement is not extended, under the given circumstances the Company would incur a one-time, as well as continuing, costs of recruitment and training, which are substantially higher than the proposed costs associated with Magna’s services, as reflected in the Alternative Costs Survey (as defined in the Proxy Statement).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

By:	/s/ Eli Yoresh
Name:	Eli Yoresh
Title:	Chief Financial Officer

Date: January 22, 2019

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